FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                      Report of Foreign Private Registrants

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                         For the month of October, 2002

                           GRANITE MORTGAGES 02-1 PLC
                 (Translation of registrant's name into English)
                          Fifth Floor, 100 Wood Street,
                            London EC2V 7EX, England
                    (Address of principal executive offices)


                        GRANITE FINANCE TRUSTEES LIMITED
                 (Translation of registrant's name into English)
                         22 Grenville Street, St Helier,
                         Jersey JE4 8PX, Channel Islands
                    (Address of principal executive offices)


                         GRANITE FINANCE FUNDING LIMITED
                 (Translation of registrant's name into English)
                        35 New Bridge Street, 4th Floor,
                          Blackfriars, London EC4V 6BW,
                                     England
                    (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                        GRANITE MORTGAGES 02-1 PLC


                        By:    /s/  Clive Rakestrow
                               ---------------------------------
                        Name:  L.D.C. Securitisation Director
                        No. 1 Limited by its authorized person
                        Clive Rakestrow for and on its behalf
                        Title: Director

Date: 25 November 2002

                        GRANITE FINANCE FUNDING LIMITED


                        By:    /s/  Nigel  Charles Bradley
                               ---------------------------------
                        Name:  Nigel Charles Bradley
                        Title: Director

Date: 25 November 2002

                        GRANITE FINANCE TRUSTEES LIMITED


                        By:    /s/  Richard Gough
                               ---------------------------------
                        Name:  Richard Gough
                        Title: Director

Date: 25 November 2002

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 02-1 PLC

Monthly Report re: Granite Mortgages 02-1 Plc, Granite Finance
Trustees Limited,
and Granite Finance Funding Limited
Period 1 October 2002 - 31 October 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool                           124,624

Current Balance                               (pound)8,013,369,016

Last Months Closing Trust Assets              (pound)8,374,553,454

Funding share                                 (pound)7,318,062,928

Funding Share Percentage                                    91.32%

Seller Share                                  (pound)  695,306,088

Seller Share Percentage                                      8.68%

Minimum Seller Share (Amount)                 (pound)  166,524,508

Minimum Seller Share (% of Total)                            2.08%


Arrears Analysis of Non Repossessed Mortgage Loans



                               Number             Principal((pound)    Arrears ((pound))         By Principal (%)

< 1 Month                      123,696             7,960,648,908              0                     99.34%

> = 1 < 3 Months                   805                46,720,630           427,559                   0.58%

> = 3 < 6 Months                    97                 4,704,983           111,276                   0.06%

> = 6 < 9 Months                    22                 1,134,145            46,697                   0.01%

> = 9 < 12 Months                    2                    99,906             8,411                   0.00%

> = 12 Months                        2                    60,444            55,496                   0.00%

Total                          124,624             8,013,369,016           649,439                 100.00%



Properties in Possession

                                        Principal              Arrears
                              Number    ((pound))             ((pound))

Total (since inception)           9       432,568               19,932

Properties in Possession                                          7

Number Brought Forward                                            4

Repossessed                                                       0

Sold                                                              2

Number Carried Forward                                            0

Average Time from Possession to Sale                       144 days

Average Arrears at Sale                                  (pound)974

MIG Claims Submitted                                              2

MIG Claims Outstanding                                            0

Average Time from Claim to Payment                               69

Note: The arrears analysis and repossession information is at close of business for the report month



Substitution

                                            Number         Principal ((pound))

Substituted this period                          0                  (pound)0

Substituted to date (since 26 March 2001)  134,117      (pound)8,887,570,092



CPR Analysis

                                               Monthly               Annualised

Current Month CPR Rate                          4.51%                  42.50%

Previous Month CPR Rate                         4.22%                  40.13%



Weighted Average Seasoning (by value) Months                            28.09

Weighted Average Remaining Term (by value) Years                        19.52

Average Loan Size                                               (pound)64,300

Weighted Average LTV (by value)                                        76.79%



Product Breakdown

Fixed Rate (by balance)                                                38.26%

Flexible - Together (by balance)                                       28.22%

Variable (by balance)                                                  33.52%

Tracker (by balance)                                                    0.00%

Total                                                                 100.00%


Geographic Analysis

                               Number              % of Total             Value ((pound))         % of Total

East Anglia                     3,340                2.68%               214,758,290                2.68%

East Midlands                  11,116                8.92%               628,248,131                7.84%

Greater London                 14,643               11.75%             1,409,551,610               17.59%

North                          19,379               15.55%               897,497,330               11.20%

North West                     17,672               14.18%               950,385,565               11.86%

South East                     19,728               15.83%             1,666,780,755               20.80%

South West                      9,247                7.42%               627,446,794                7.83%

Wales                           5,596                4.49%               296,494,654                3.70%

West Midlands                   8,998                7.22%               545,710,430                6.81%

Yorkshire                      14,905               11.96%               776,495,458                9.69%

Total                         124,624                 100%             8,013,369,016                 100%



LTV Levels Breakdown
-------------------------------------------------------------------------------------------------------------------
                                                    Number                Value ((pound))        % of Total

< 10%                                                  345                 5,609,358                 0.07%

> = 10% < 20%                                        1,306                46,477,540                 0.58%

> = 20% < 30%                                        2,736               130,617,915                 1.63%

> = 30% < 40%                                        4,538               266,845,188                 3.33%

> = 40% < 50%                                        6,309               426,311,232                 5.32%

> = 50% < 60%                                        8,601               629,049,468                 7.85%

> = 60% < 70%                                       10,821               824,575,672                10.29%

> = 70% < 80%                                       17,075             1,211,621,395                15.12%

> = 80% < 90%                                       32,496             2,120,337,442                26.46%

> = 90% < 95%                                       29,151             1,754,927,815                21.90%

> = 95% < 100%                                      11,220               595,393,318                 7.43%

> = 100%                                                26                 1,602,674                 0.02%

Total                                               124,624            8,013,369,016                 100%
-------------------------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                          5.85%

Effective Date of Change                                                  1 December 2001




Notes Granite Mortgages 02-1 pic

                                                    Rating
                            Outstanding         Moodys/S&P/Fitch       Reference Rate              Margin
Series 1

A1                           $437,200,000          Aaa/AAA/AAA               1.94%                    0.10%

A2                         $1,274,400,000          Aaa/AAA/AAA               2.00%                    0.16%

B                             $69,700,000            Aa3/AA/AA               2.17%                    0.33%

C                             $96,500,000         Baa2/BBB/BBB               3.14%                    1.30%

Series 2

A                      (pound)460,000,000          Aaa/AAA/AAA               4.20%                    0.20%

B                       (pound)16,200,000            Aa3/AA/AA               4.35%                    0.35%

C                       (pound)22,500,000         Baa2/BBB/BBB               5.30%                    1.30%

D                       (pound)15,000,000          Ba2/BB+/BB+               8.50%                    4.50%

Series 3

A                       (euro)600,000,000          Aaa/AAA/AAA               5.15%               Fixed to 04/07

B                        (euro)21,100,000            Aa3/AA/AA               3.66%                    0.30%

C                        (euro)29,300,000          Baa2/BBB/BBB              4.71%                    1.30%




Credit Enhancement                                                    %
                                                               of Funding Share

Class B Notes((pound) Equivalent)         (pound) 78,633,262         1.07%

Class C Notes ((pound) Equivalent)        (pound)108,993,167         1.49%

Class D Notes                             (pound) 15,000,000         0.20%



Granite Mortgages 02-1 Reserve Fund
 Requirement                              (pound) 34,372,240         0.47%

Balance Brought Forward                   (pound) 34,372,240         0.47%

Drawings this Period                      (pound)  0                 0.00%

Reserve Fund Top-up this Period*          (pound)  0                 0.00%

Excess Spread                             (pound)  0                 0.00%

Current Balance                           (pound)34,372,240          0.47%

Funding Reserve Balance                   (pound)11,810,171          0.16%

Funding Reserve %                                       0.5%             NA

*Top-ups only occur at the end of each quarter.